Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 3 June 2004
RG/rmj5803
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Givaudan announces intention to transfer Dutch flavour production	1 June 2004	I

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

Enclosure mentioned

Givaudan SA 5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
Legal Affairs roberto.garavagno@givaudan.com www.givaudan.com

Givaudan

Media Release

Givaudan announces intention to transfer Dutch flavour production

Geneva, 1 June 2004. With a view to further consolidate its European flavour production, Givaudan has announced its intention to transfer the flavour compounding production from Barneveld (Netherlands) to its German and Swiss sites. This transfer will allow Givaudan to optimise European capacity utilisation. Approximately 130 employees will be affected by the planned transfer. A social plan will be prepared. The transfer is due to start in October 2004 and to be finalised in December 2005.

Givaudan will continue to maintain a strong marketing and sales presence in the Netherlands as well as a state-of-the-art centre for flavour creation and application for its Dutch and European customers. Barneveld will also remain Givaudan's centre of excellence for flavour ingredient production.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com